



Exhibit 99.1

INVESTOR PRESENTATION

Quest Resource Holding Corporation (NASDAQ: QRHC)

QUEST RESOURCE HOLDING CORPORATION
To Challenge, Manage & Inform™

Quest
RESOURCE MANAGEMENT GROUP
SUSTAINABILITY. DELIVERED.

2024

NATIONAL PROVIDER OF WASTE & RECYCLING SOLUTIONS

March

SEC SAFE HARBOR

The statements contained in this Investor Presentation that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Investor Presentation, including statements regarding our future operating results, future financial position, business strategy, objectives, goals, plans, prospects, and markets, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "estimates," "expects," "intends," " targets," "contemplates," "projects," "predicts," "may," "might," "plan," "will," "would," "should," "could, "can," "potential," "continue," "objective," or the negative of those terms, or similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. Specific forward-looking statements in this Investor Presentation include our belief that we turn our Clients' sustainability strategies into financial gains and competitive strength; our belief that we are poised to achieve significant margin improvement; and our growth strategy. All forward-looking statements included herein are based on information available to us as of the date hereof and speak only as of such date. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. The forward-looking statements contained in this Investor Presentation reflect our views as of the date of this Investor Presentation about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. A number of factors could cause actual results to differ materially from those indicated by the forward-looking statements, including competition in the environmental services industry, the impact of the current economic environment, and other factors detailed from time to time in our reports to the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. Certain information contained in this material is made available to Quest Resource Holding Corporation by third parties. Quest Resource Holding Corporation is not responsible for the content of any information made available to it by any third party. Quest Resource Holding Corporation disclaims any liability to any person for any delays, inaccuracies, errors, omissions, or defects in any such information or the transmission thereof, or for any actions taken by any person in reliance on such information or any damages arising from or relating to any use of such information. Information prepared by Quest Resource Holding Corporation that is included in this material speaks only as of the date that it was prepared. This information may be incomplete or may have become out of date. Quest Resource Holding Corporation makes no commitment and disclaims any duty, to update or revise such information.

Reconciliation of U.S. GAAP to Non-GAAP Financial Measures

In this Investor Presentation, non-GAAP financial measures, "Adjusted EBITDA," and "Adjusted Net Income," are presented. From time-to-time, Quest considers and uses these supplemental measures of operating performance in order to provide an improved understanding of underlying performance trends. Quest believes it is useful to review, as applicable, both (1) GAAP measures that include (i) depreciation and amortization, (ii) interest expense, (iii) stock-based compensation expense, (iv) income tax expense, and (v) certain other adjustments, and (2) non-GAAP measures that exclude such items. Quest presents these non-GAAP measures because it considers it an important supplemental measure of Quest's performance. Quest's definition of this adjusted financial measure may differ from similarly named measures used by others. Quest believes these measures facilitate operating performance comparisons from period to period by eliminating potential differences caused by the existence and timing of certain expense items that would not otherwise be apparent on a GAAP basis. These non-GAAP measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for the Company's GAAP measures. (See attached tables "Reconciliation of Net Income (Loss) to Adjusted EBITDA" and "Reconciliation of Adjusted Net Income Per Share").

*Adjusted EBITDA and Adjusted Net Income are Non-GAAP terms.

ABOUT QUEST

National Provider of Waste & Recycling Solutions to Large Businesses

- Headquarters Dallas, Texas | NASDAQ: QRHC | Market Cap $141 MM[*] | TTM Revenue $288 MM**
- Solutions offering helps customers meet business efficiency, sustainability and ESG Goals
- Serving $200B+ North American waste and recycling industry
- Expertise with 100+ waste streams
- Nationwide footprint: delivers services in every zip code in the U.S.

General Recyclable	Automotive Waste	Food Waste	Hazardous Waste	Construction Waste & Services
• Cardboard • Plastics • Metals • Pallets • Wood • Single Stream	• Used Motor Oil • Used Oily Water • Used Antifreeze • Oil Water Separators • Used Oil Filters • Used Air Filters • Used Absorbents • Used Aerosol Cans • Used Tires • Airbags • Used Brake Fluid • Used Gas & Diesel • Paint Waste • Used Paint Filters	• Fruits & Vegetables • Meat & Seafood • Full Goods Destructions • Recalls, Expired Products • Used Cooking Oil • Grease Traps	• All Combustible • All Corrosive • All Flammable Liquids & Solids • All Toxic • Compressed Gases • Electronic Waste • Light Bulbs • Batteries • Ballasts	• Concrete • Dry Wall • Portable Toilets • Temporary Office • Temporary Storage • Open Top Containers • Wash Basins • Trash

* As of March 11, 2024
** Trailing Twelve Months ended December 31, 2023

FOCUS ON LARGE CLIENTS WITH COMPLEX WASTE STREAMS

Quest helps businesses excel by delivering tailored waste solutions that increase efficiencies, maximize landfill diversion, improve their bottom line and help meet their business and sustainability goals.

- Strategic customer relationships with low churn

- Clients span multiple industries including grocery, retail, automotive, restaurant, industrial, and construction

- Trusted by Fortune© 1000 Businesses with national footprints and complex waste streams

- 7-figure average deal size

     

     

     

     

BUSINESS TRANSFORMATION

SHIFT TO COMPLEX, DIFFERENTIATED SERVICES TO SELECT, HIGH-VALUE CLIENTS IN STRATEGIC MARKETS

~20% CAGR in GP $s from 2016 to 2023

- Exited accounts with low "value add" services
- Compete on value add and less on price

40%+ 3-year CAGR in Rev*

- Organic growth with new and existing customers
- Disciplined M&A expanded scale and scope

Improved Business Profile

- Entered new end markets and diversified revenue mix
- Focus on value added services creates longer term customer relationships
- Sustainable improvement in profitability with Adj. EBITDA margin >5%

* Through 4Q2023



($,000,000)

	2016	2017	2018	2019	2020	2021	2022	2023
Revenue	183,811	138,346	103,805	98,979	98,660	155,715	284,038	288,378
Gross Profit	14,409	15,713	16,863	18,726	19,055	28,706	48,856	50,065
Gross Margin	7.8%	11.4%	16.2%	18.9%	19.3%	18.4%	17.2%	17.4%
Adj. EBITDA	-1,482	823	2,340	3,331	4,450	10,873	16,439	16,210
Adj. EBITDA Margin	-0.8%	0.6%	2.3%	3.4%	4.5%	7.0%	5.8%	5.6%

STRONG FINANCIAL PERFORMANCE ACROSS DIVERSE ECONOMIC CONDITIONS



- Operating leverage with greater scale drove improvement in Adj. EBITDA Margin
- Shift to high value-added services in strategic markets drives sustainable improvement in profitability

KEY PROBLEMS IN WASTE AND RECYCLING QUEST SOLVES

Improving sustainability is more important than ever

- Growing requirements to be a good environmental, social and economic steward for the benefit all stakeholders (customers, employees, community, and shareholders)

Increasing costs

- Landfill cost increases
- Gaining efficiencies by adding recycled waste streams

Increasing City, State and Local regulation

- Tracking and reporting compliance is burdensome
- Non-compliance can lead to large fines

Decentralized, inconsistent waste and recycling services and data reporting

- Extremely fragmented across numerous geographies, service providers and other variables

Measuring the "E" for ESG Reporting is complicated

- Data must be auditable across multiple waste streams and 100s of vendors



WHAT DOES QUEST DO?

NATIONAL SOLUTIONS THAT ADDRESS THE FULL WASTE AND RECYCLING NEEDS FOR LARGE BUSINESSES

Client's Business, Sustainability & ESG Goals

CLIENTS
(WASTE STREAM GENERATORS)



- Manufacturing & Industrial
- Retail/Grocery
- Automotive/Transport
- Restaurant/Hospitality
- Property Management

NATIONAL WASTE AND RECYCLING SERVICE PLATFORM



QUEST RESOURCE HOLDING CORPORATION



CLIENTS RECEIVE

- **Enhanced sustainability**, reduced waste footprint
- **Regulatory compliance,** penalty avoidance and reduced risk
- **Improved efficiencies & cost control**
- **Data and insights** to drive business, sustainability & ESG decisions
- **Services –** Centralized and consistent, single invoice, quality support



QUEST'S PLATFORM DELIVERS

- **Nationwide waste and recycling services**
- Ongoing **waste stream optimization** to ensure maximum savings, landfill diversion and waste commodity valuation
- **Regulatory compliance**
- **Comprehensive data, reporting and analytics**
- **Superior customer support**

QUEST HAS INVESTED IN BUILDING A NATIONAL ASSET-LIGHT MODEL

ROBUST VENDOR NETWORK

National Coverage

- Every zip code in the U.S.
- Presence in Canada
- Network of 3,500 vendors

Managed over 1.2 million services last year

- Significant volume through vendor assets
- Leverage vendor excess capacity – lower pricing for Quest and higher asset utilization for vendors



1,000
RECYCLING FACILITIES



30,000
PROFESSIONALS



25,000
TRUCKS

BENEFITS

- **Lower fixed and variable costs that are driven down by competitive vendor bidding**

- **Ability to grow with limited need for capital**

- **Flexible and nimble capacity to meet changing and on-demand client needs**

- **Multiple solutions for any service scenario**

- **Supports Quest's asset- and process-agnostic approach that allows us to fully align with our client's business and sustainability goals**

DIFFERENTIATED FROM THE TWO MAJOR COMPETITIVE SEGMENTS



ASSET-BASED INTEGRATED MAJORS

VERTICAL INTEGRATION MODEL
- Economics driven by landfill utilization

SERVICE RESIDENTIAL AND COMMERCIAL ACCOUNTS
- >50% EBITDA contribution from landfills versus other services
- Only 30% estimated competitive overlay to Quest's business

NATIONAL SCALE BUT LIMITED SCOPE
- Tied to limited disposal methods defined by asset base
- Cannot service all waste streams
- Slow to adapt to new technology

ASSET-LIGHT MODEL
- Service not tied to company-owned assets
- Alignment with sustainability
- Agnostic to disposal method
- Flexible resources and nimble operations

SERVICE HIGH VALUE COMMERCIAL ACCOUNTS
- National accounts
- Waste stream complexity
- Across all zip codes

NATIONAL SCALE AND SCOPE
- Ability to scale on demand with limited incremental investment
- Broad scope of managed waste streams
- Technology supports delivery of consistent standards of service

FRAGMENTED PLAYERS

INDEPENDENT PARTICIPANTS
- Single office operations
- Limited investment in IT
- Underutilized equipment
- Unable to scale effectively

SERVICE COMMERCIAL ACCOUNTS
- Service smaller local or regional accounts
- Relationship-driven and not capability-driven sales

LIMITED SCALE AND SCOPE
- Limited capabilities or services
- Specialize in only a few waste streams

COMPREHENSIVE CLOUD-BASED DATA PORTAL SUPPORTS ESG/SUSTAINABILITY & OPERATIONAL PERFORMANCE

SCALABLE TECHNOLOGY PLATFORM

- Comprehensive data reporting and process automation
- Transition to cloud completed in 2019
- Central ERP system facilitates end-to-end information flow
- Client and vendor online portals

CLIENT PERFORMANCE



2021
Review of Platform Automotive's Recycling Services
Platform
AUTOMOTIVE

- Operational insights that drive efficiencies and improve cost controls
  - Quarterly / Annual Business reviews that deliver detailed operational performance data
  - Corporate level visibility into total business impact



Q4 2021 SPEND BREAKDOWN BY FACILITY
Q4 2021 VOLUME IN LBS BREAKDOWN BY FACILITY
Q4 2021 VOLUME LANDFILLED AND RECYCLED
Q4 2021 SNAPSHOT
Landfill Diversion Rate
47%
1808
278
2398
$1,128,218
26
6407
2152
$6,233
2019 Q4 SNAPSHOT
Svcs Managed 1574 • Volume 4,210 tons • Spend $994,262 • Rebate $7,452

- Verified volume/reduction numbers for use in ESG and Sustainability reporting

  Meets U.S. EPA Standards



CERTIFICATE
OF ACHIEVEMENT
World Communications

ESTABLISHED GROWTH PLATFORM

Land and Expand Strategy Drives Organic Growth

- **Land** - Growing pipeline of new client opportunities
  - Increased scale adds to value proposition
  - Favorable sustainability trends and increased landfill costs create secular tailwind
  - Growing base of highly referenceable Fortune 1000 clients
- **Expand** - Large opportunity to expand by adding services and geographies to existing customers

Opportunistically pursue M&A

FOCUSED M&A STRATEGY: ACQUIRE COMPANIES WITH STRONG CLIENTS & FOCUS ON SERVICE

"ADD CLIENTS TO THE QUEST PLATFORM THAT WE CAN SERVE AS WELL OR BETTER"

Opportunity

- 18,000+ companies with 85% market share of $200+ billion market
- Many regional / local players have longstanding client relationships but are reluctant or unable to grow due to lack of infrastructure
- Clients are sticky and tend to stay with the acquirer as long as service levels are maintained

Ideal Acquisition Candidate

- Successful business built by entrepreneur who wants to reduce capital at risk and add capabilities
- Longstanding client relationships and track record of excellent service
- Favorable/long-term client contracts
- Support expansion to adjacent regions leveraging Quest's vendor network

Execution

- Reduce risk through simple integration process; same as onboarding new clients
- Cost synergies from functional overlaps
- Support expansion to adjacent regions leveraging Quest's vendor network
- Repeatable across acquisitions

QUEST'S NATIONAL PLATFORM
Comprehensive Services & Capabilities

Acquisition Candidate

Enables Growth at National Scale

Reduces Capital Risk

Adds Capabilities

Quest

Gain Greater Efficiencies of Scale and Scope

Operating Leverage & Improved Returns

Client

Maintain or Improve Service

Access to National Footprint

Reporting Capabilities

SUMMARY - STABLE, SCALABLE WITH ATTRACTIVE INDUSTRY DYNAMICS AND FINANCIAL CHARACTERISTICS

1 Well-Positioned to Benefit from Structural, Long-Term Industry Tailwinds

- Waste services is a $200B+ industry: 15% asset intensive integrated haulers / landfill operators, 85% highly fragmented ~18,000 companies focused on specific regions, waste stream and industry verticals
- Recycling and other value-added waste disposal methods are growing at the expense of traditional landfills
- Landfill prices are increasing while other methods of waste disposal are increasingly more cost effective
- Industry is becoming more fragmented as more waste disposal technologies and processes come to market
- Increasing consumer awareness of and regulatory focus on ESG / sustainability issues

2 Stable Client Relationships, Broad Service Offering and Recurring, Contractual Revenue Base

- Diverse client base in multiple industries including grocery, retail, automotive, restaurant, industrial, and construction
- Differentiated by a broad, national service offering targeted to clients with multiple waste streams, regulated and non-commoditized
- Diversified across 100+ waste streams
- Reputation for client service has earned high client retention and ongoing penetration
- Loyal clients with high switching costs due to equipment changes and service risks

3 Scalable Platform Supports Current and Future Growth

- Capabilities in Procurement, 24/7/365 Client Service, and data reporting for Client ESG / Sustainability Reporting
- Management team >50 years of industry experience
- Increased scale increases operating and financial leverage across the platform
- Support for our three growth strategies...1) Grow existing clients 2) Organic growth adding new strategic clients 3) Pursue M&A

4 Attractive Financial Profile

- Gross margins more than doubled to >17% since 2016
- Variable cost of goods and SG&A gives operating flexibility and leverage
- Over $17 million improvement in Adjusted EBITDA from 2016 to 2023

APPENDIX





CLIENT RESULTS

NATIONAL FLEET OPERATOR

One of the largest commercial fleets in the US needed to improve overall sustainability of their fleet of **71,000 SERVICE VEHICLES**

SOLUTION

- Quest implemented a comprehensive landfill diversion program
- Created closed loop recycling solutions
- Created an online ordering system to streamline their process

IMPACT

- **Secured $2M+ in annual savings**
- Recycled 885,000+ gallons of used motor oil, 937,000 pounds of oil filters, 342,000 scrap tires, and more than 100,000 gallons of hazardous waste per year
- Received company's Vendor Of The Year Award



MANUFACTURING

National manufacturer with **50+ plants** in the US needed to reduce cost and reduce waste footprint



SOLUTION

Managed recycling of plastics, cardboard, metal, wastewater and full good destruction programs

IMPACT

- **Created detailed custom environmental reports that save the plants' EH&S managers 2 days of work per month**
- **Doubled landfill diversion rate**
- **Secured 10%+ savings**

GROCERY STORE CHAIN



Retailer with **2,000+ STORES** needed to reduce operating cost and increase landfill diversion

SOLUTION

Implemented a food waste recycling and a meat donation program, enhanced cooking oil and grease trap recycling program

IMPACT

- **Increased landfill diversion by 40%**
- **Secured 20%+ savings**
- **Reduce CO_2 emission by more than 277,000 metric tons**
- **Client recognized by EPA for sustainability achievement**

EXPERIENCED MANAGEMENT TEAM



Has served as Chief Executive Officer of Quest since February 2016.

A senior executive with in-depth experience building profitable business and orchestrating transformational growth, Mr. Hatch brings over 25 years of experience in both the waste management and food services industries. He has managed businesses and/or business units with as many as 600+ employees, and more than one billion dollars in revenue. Previously, Mr. Hatch served as President of Merchants Market Group, an international food service distribution company. Mr. Hatch also served in various executive roles with Oakleaf Waste Management, a provider of waste outsourcing that was acquired by Waste Management.

S. Ray Hatch
Chief Executive Officer, President, and Director



Has served as Chief Financial Officer since November of 2022.

Prior to Quest, Mr. Johnston, 46, spent nearly 20 years at Arcosa, Inc., most recently serving as Senior Vice President of Arcosa's Construction Products Group and leading a 50+ member accounting, finance, and IT team. During his tenure, he led the successful implementation of new accounting and finance systems and processes within Arcosa's fastest growing segment. In addition, Mr. Johnston played a key role in Arcosa's M&A strategy, including contributing to target development and screening, as well as overseeing teams responsible for due diligence and integrations. Mr. Johnston holds an MBA from the University of Texas and a Bachelor of Science in Economics from Texas A&M University.

Brett Johnston
Chief Financial Officer and Senior Vice President



Has served as Chief Operating Officer of Quest since October 2016.

More than 20 years of experience in the waste, recycling, property management, and business services industries. Prior to Quest, he served as Chief Sales Officer, Executive Vice President, and Senior Vice President of Sales at SMS Assist. Prior to SMS Assist, Mr. Sweitzer was Director of Business Development at Waste Management, as well as Client Solutions Vice President at Oakleaf Waste Management, prior to its acquisition by Waste Management.

Dave P. Sweitzer
Chief Operating Officer and Executive Vice President

RECONCILIATION OF U.S. GAAP TO NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

(in thousands)

	2020	2021	2022	2023
Revenue	$ 98,660	$ 155,715	$ 284,038	$ 288,378
Net income (loss)	$ 1,034	$ 1,691	$ (6,048)	$ (7,291)
Depreciation and amortization	1,277	2,764	9,966	9,948
Interest expense	702	2,495	7,281	9,729
Stock-based compensation	1,488	1,382	1,283	1,312
Acquisition, integration, and related costs	743	1,844	3,074	1,624
Other adjustments	(1,048)	376	710	501
Income tax expense	254	321	173	387
Adjusted EBITDA	$ 4,450	$ 10,873	$ 16,439	$ 16,210
Adjusted EBITDA Margin	4.5%	7.0%	5.8%	5.6%

RECONCILIATION OF U.S. GAAP TO NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

(in thousands)

	4Q22	4Q23	2022	2023
Net income (loss)	$ (3,328)	$ (2,330)	$ (6,048)	$ (7,291)
Depreciation and amortization	2,425	2,462	9,966	9,948
Interest expense	2,224	2,322	7,281	9,729
Stock-based compensation	285	362	1,283	1,312
Acquisition, integration, and related costs	773	598	3,074	1,624
Other adjustments	225	329	710	501
Income tax expense	(306)	(263)	173	387
Adjusted EBITDA	$ 2,298	$ 3,480	$ 16,439	$ 16,210
Adjusted EBITDA Margin	3.7%	5.0%	5.8%	5.6%

RECONCILIATION OF ADJUSTED NET INCOME PER SHARE

(in thousands)

	4Q22	4Q23	2022	2023
Net loss*	$ (3,328)	$ (2,330)	$ (6,048)	$ (7,291)
Amortization of intangibles**	2,222	2,196	8,839	8,864
Acquisition, integration, and related costs**	773	598	3,074	1,624
Other adjustments	(114)	280	(114)	205
Adjusted net income (loss)	$ (447)	$ 744	$ 5,751	$ 3,402
Diluted earnings per share:				
Net income (loss)	$ (0.07)	$ (0.11)	$ (0. 31)	$ (0.36)
Adjusted net income	$ (0.02)	$ 0.03	$ 0. 26	$ 0.15

* Applicable to common stockholders
** Related to acquisitions



QUEST RESOURCE HOLDING CORPORATION

RAY HATCH
Chief Executive Officer

BRETT JOHNSTON
Chief Financial Officer

DAVE SWEITZER
Chief Operations Officer

3481 Plano Pkwy.
The Colony, TX 75056
877.321.1811
www.QuestRMG.com